Filed by Linde AG
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies:
Praxair, Inc.
(Commission File No.: 001-11037)
Linde AG

Commission File No. for Registration
Statement on Form S-4: 333-218485

August 15, 2017

Investor FAQs

1.	What is the transaction structure proposed by Praxair and Linde?
On June 1, 2017, Linde AG and Praxair, Inc. announced that they had entered into a binding business combination agreement (BCA) for a merger of equals. For Linde shareholders, the business combination will be structured as an exchange offer for shares of Linde plc, the new holding company, in accordance with German law. For Praxair shareholders, the transaction will be structured as a merger in accordance with the laws of the state of Delaware. Linde AG and Praxair, Inc. expect the transaction to be completed in the second half of 2018, subject to customary closing conditions including regulatory approvals.

2.	What will Linde and Praxair shareholders receive as a result of the transaction, respectively?
Linde shareholders will receive 1.54 shares in Linde plc for each Linde share tendered in the exchange offer. Praxair shareholders will receive one share in Linde plc for each Praxair share. Assuming that 100% of the outstanding Linde shares are tendered into the exchange offer, current Linde and Praxair shareholders will each hold approximately 50% of all outstanding shares of the new holding company.

3.	What is the structure of the business combination of the two companies?
Pursuant to the business combination agreement, Praxair’s business will be brought under Linde plc through a merger and Linde’s business will be brought under Linde plc through an exchange offer. More specifically, with respect to Praxair, an indirect wholly-owned U.S. subsidiary of Linde plc will merge with and into Praxair, whereby Praxair will become an indirect wholly-owned subsidiary of Linde plc. With respect to Linde, Linde plc has launched an exchange offer which allows Linde shareholders to exchange their Linde shares for shares in Linde plc. The Praxair merger is subject to and will occur immediately after the settlement of the exchange offer. The exchange offer is subject to certain customary closing conditions, including a minimum acceptance threshold of at least 75% of the outstanding Linde shares, the approval of the transaction by a shareholders' vote representing at least a majority of the outstanding Praxair shares, and the clearance of the transaction by the relevant antitrust and other regulatory authorities.

4.	What are the next steps and what is the anticipated transaction timetable?
Linde plc has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission, “SEC”, which became effective on August 14, 2017. The Registration Statement contains (1) a proxy statement/prospectus which will be used in connection with the Praxair merger and (2) an exchange offer prospectus of Linde plc which will be used in connection with Linde plc's exchange offer to Linde shareholders in the U.S. Furthermore, Linde plc submitted an offer document to the German Federal Financial Supervisory Authority (“BaFin”), which approved the publication of such offer document on August 14, 2017. The offer document, which Linde plc published on August 15, 2017 is now available free of charge at www.lindepraxairmerger.com. Furthermore, a copy of the offer document may be obtained free of charge from Deutsche Bank AG (by mail to: Taunusanlage 12, 60325 Frankfurt am Main, Germany or by facsimile to +49 69 91038794 or by email to dct.tender-offers@db.com). Linde shareholders will receive written notification from their custodian bank, explaining how they may declare the acceptance of the exchange offer to the respective custodian bank in accordance with the formal requirements provided by the respective custodian bank for the issuance of such instructions. The acceptance period for the exchange offer starts on August 15 and ends on October 24, 2017, 24:00 (CET).

Praxair will hold a special meeting of the shareholders on September 27, 2017, at 10:00 a.m., Eastern Time. The business combination cannot be completed without approval of the affirmative vote of the holders of a majority of the Praxair shares outstanding and entitled to vote at Praxair’s special meeting. The parties currently expect regulatory approval to be finalized and the business combination to be completed in the second half of 2018.

5.	Where will the new company be listed?
The shares of the new holding company, Linde plc, shall be listed on the New York Stock Exchange (NYSE) and on the Frankfurt Stock Exchange (Prime Standard segment) and Linde plc will seek inclusion into the S&P 500 and DAX 30 indices.

6.	Is anything required from me as a Linde shareholder?
The new holding company, Linde plc, has submitted a public exchange offer through which Linde shareholders can exchange their Linde shares for shares in Linde plc. The exchange offer document and all other information required to be disclosed have been or will be published on the internet at www.lindepraxairmerger.com. Furthermore, a copy of the offer document may be obtained free of charge from Deutsche Bank AG (by mail to: Taunusanlage 12, 60325 Frankfurt am Main, Germany or by facsimile to +49 69 91038794 or by email to dct.tender-offers@db.com). Linde shareholders will receive a written notification from their custodian bank, explaining how they may declare the acceptance of the exchange offer to the respective custodian bank in accordance with the formal requirements provided by the respective custodian bank for the issuance of such instructions. The acceptance period for the exchange offer begins on August 15 and ends on October 24, 2017, 24:00 (CET). Linde shareholders can make an independent and direct decision as to whether they wish to exchange their shares. We recommend all Linde shareholders to read the exchange offer document, so that they can make an informed investment decision.

7.	Will I have the option to withdraw my Linde shares from the exchange offer after I have tendered them?
Linde shareholders who have accepted the exchange offer may withdraw their Linde shares at any time during the acceptance period. Withdrawal rights cease with the end of the acceptance period. The exchange offer document contains detailed information on the right of withdrawal and has been published on the internet at www.lindepraxairmerger.com together with all other legally required information.

8.	Can tendered Linde shares be traded?
Yes. Linde shareholders who tender their Linde shares in the exchange offer may sell these tendered Linde shares on the stock exchange. The new holding company, Linde plc, will request a new ISIN (WKN) for tendered Linde shares which will secure trading of such shares on the regulated market (Regulierter Markt) (Prime Standard) of the Frankfurt Stock Exchange and on the regulated markets of the stock exchanges in Berlin, Dusseldorf, Hamburg, Munich and Stuttgart, the Tradegate Exchange and the open market (Freiverkehr) of the Hanover stock exchange, as of the third trading day after the commencement of the acceptance period. The exchange offer document provides further information on the trading of tendered Linde shares.

9.	Can ADRs be tendered in the exchange offer for shares?
No. ADRs (American Depository Receipts) may not be tendered in the exchange offer. However, pursuant to the deposit agreement, holders of ADRs may exchange their ADRs for Linde shares and then tender such Linde shares in the exchange offer. In light of the envisaged business combination of Praxair and Linde, Linde will terminate the American Depository Receipts (“ADR”) program with effect from September 29, 2017.

10.	What happens if I do not want to accept the exchange offer?
The new holding company, Linde plc, has launched an exchange offer through which Linde shareholders can exchange Linde shares for shares in Linde plc. Linde shareholders can make an independent and direct decision as to whether they wish to exchange their shares. If Linde shareholders do not tender their Linde shares in the exchange offer, they will remain shareholders of Linde AG. Changes which concern the structure of Linde AG, such as entering into a domination and/or profit and loss transfer agreement or a squeeze-out of minority shareholders, would require further measures to be executed in accordance with legal requirements such as the approval by the shareholders' meeting and the payment of an adequate compensation and exit compensation.

11.	What tax-related consequences will result for me from the proposed share exchange?
For detailed information on the German tax treatment of the offer with respect to Linde shareholders with tax residence in the Federal Republic of Germany, the United States and the United Kingdom, please refer to Section 20 (“Information regarding tax”) of the offer document and Section 27 (“Material Tax Considerations”) of Appendix 3 to the offer document. You will also find information on the material consequences of taxation in Ireland relating to the exchange offer and the holding of Linde plc shares. It is recommended that prior to the acceptance of the exchange offer, you should obtain tax advice regarding the tax-relevant effects of the acceptance of the exchange offer, in particular taking into account personal financial circumstances.

12.	How long will the acceptance period of the exchange offer for Linde shareholders last?
The acceptance period for Linde shareholders started with the publication of the exchange offer document on August 15, 2017 and will end on October 24, 2017 at 24:00 hours CET. The acceptance of the exchange offer must be declared to the respective custodian bank within this acceptance period and in compliance with the formal requirements for the issuance of such instructions provided by the custodian bank. Please contact your bank/your broker with regard to this as soon as possible, if you want to accept the offer.

13.	Will Linde shareholders have to pay fees or commission for the exchange of Linde shares?
For Linde shareholders who hold their Linde shares in German securities accounts, acceptance of the exchange offer and tendering of Linde shares is free of charges or fees from custodian banks (except the costs for the transmission of the acceptance declaration to the custodian bank). For this purpose, Linde plc pays a customary commission to the custodian banks. Additional fees and expenses could be incurred by custodian banks, foreign investment service providers or otherwise outside the Federal Republic of Germany, which would be borne by the respective Linde shareholders. You can find further information on this in section 13.12 on page 124 of the exchange offer document.

Additional Information and Where to Find It

In connection with the proposed business combination between Praxair, Inc. (“Praxair”) and Linde AG (“Linde”), Linde plc has filed a Registration Statement on Form S-4 (which Registration Statement was declared effective on August 14, 2017) with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of Praxair that also constitutes a prospectus for Linde plc and (2) an offering prospectus of Linde plc to be used in connection with Linde plc’s offer to acquire Linde shares held by U.S. holders. Praxair will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and an indirect wholly-owned subsidiary of Linde plc, and Linde plc will distribute the offering prospectus to Linde shareholders in the United States in connection with Linde plc’s offer to acquire all of the outstanding shares of Linde. Linde plc has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”) which was approved for publication by BaFin on August 14, 2017 and published by Linde plc on August 15, 2017. The consummation of the proposed business combination is subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND PROPOSED OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus and other related documents filed by Praxair, Linde and Linde plc with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com. The offer document is available for free at Linde plc’s Web site at www.lindepraxairmerger.com. Furthermore, the offer document is available at BaFin’s Web site for free at www.bafin.de. You may also obtain a copy of the offer document from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany for distribution free of charge (also available from Deutsche Bank Aktiengesellschaft via e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794).

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Linde plc, Praxair or Linde. The final terms and further provisions regarding the public offer are disclosed in the offer document and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Subject to the exceptions described in the offer document and to any exceptions potentially granted by the respective regulatory authorities, no offering of securities will be made directly or indirectly in any jurisdiction where to do so would be a violation of the respective national laws.

Participants in Solicitation

Praxair, Linde, Linde plc and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Praxair’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the proxy statement/prospectus filed with the SEC. Information regarding the directors and executive officers of Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Proxy Statement on Schedule 14A, dated March 15, 2017, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that Linde plc may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or Linde plc’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and Linde plc’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2016, which are available via the SEC’s Web site at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the proxy statement/prospectus and the offering prospectus included in the Registration Statement on Form S-4 filed with the SEC and in the offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or Linde plc has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and Linde plc on the date hereof, and each of Linde, Praxair and Linde plc disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.